新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LTD.

Your Ref: 82-1755
Our Ref: CSL/EL/WT/MKK/S20
In reply ☞ Please quote our reference number on the letter and envelope.

03 MAR 18 AM 7:21

13 March 2003

03007552

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

**BY COURIER**

SUPPL

Dear Sirs

**Sponsored ADR Program**

We enclose a copy of the published press announcement in respect of our Interim Dividend for the year ending 30 June 2003 in pursuance to Rule 12g 3-2(b) of the Securities Exchange Act of 1934, bringing your file on our company up to date.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

Ernest Lai
Company Secretary

Enc

dlw 3/20

香港港灣道三十號新鴻基中心四十五樓
電話：二八二七 八一一一　圖文傳真：二八二七 二八六二
網頁：http://www.shkp.com.hk　電子郵件：shkp@shkp.com.hk
45/F., SUN HUNG KAI CENTRE, 30 HARBOUR ROAD, HONG KONG.
TEL: 2827 8111　FAX: 2827 2862
WEBSITE: http://www.shkp.com.hk　E-MAIL: shkp@shkp.com.hk

# Sun Hung Kai Properties Limited

# 2002 / 03 Interim Results

## Chairman's Statement

I am pleased to present my interim report to the shareholders.

### INTERIM RESULTS

The Group's unaudited profit after tax and minority interests for the six months ended 31st December 2002 was HK$3,740 million, an increase of 18 per cent compared with HK$3,177 million for the same period last year. Earnings per share were HK$1.56, up 18 per cent compared with HK$1.32 for the corresponding period last year.

### DIVIDEND

The Directors have declared an interim dividend of HK$0.60 per share, an increase of nine per cent compared with HK$0.55 per share for the corresponding period last year. The dividend will be payable on 8th April 2003, to shareholders whose names appear on the Register of Members of the Company on 7th April 2003.

### BUSINESS REVIEW

#### Property Sales

The Group sold and pre-sold HK$8,187 million worth of properties, in attributable terms, during the six months ended 31st December 2002, an eight per cent increase over the corresponding period last year. The overwhelmingly successful launch of Park Island Phase 1 in Ma Wan in August 2002 was a major contributor to this encouraging sales figure. Other major residential projects sold during the period included 1 Po Shan Road in Mid-Levels, Park Central in Tseung Kwan O, Liberté in Cheung Sha Wan and Aegean Coast in Tuen Mun. The launch of the luxury residential development 1 Ho Man Tin Hill in February 2003 also received an encouraging response with 90 per cent of the units sold within three weeks.

During the period under review, the Group completed the following eight projects with an attributable gross floor area of 3.8 million square feet:

| Project | Location | Usage | Group's Interest *(%)* | Attributable Gross Floor Area *(square feet)* |
|---|---|---|---|---|
| Park Island Phase 1 | 8 Pak Lai Road Ma Wan | Residential/ Shopping centre | Joint venture | 1,851,000 |
| Park Central Phase 1 | Tseung Kwan O Town Lots 57 & 66 | Residential/ Shopping centre | 57.52 / 25 | 844,000 |
| Villa by the Park | 139 Castle Peak Road, Yuen Long | Residential | 100 | 439,000 |
| Aegean Coast | Tuen Mun Town Lot 374 | Residential/ Shops | 25 | 312,000 |
| 1 Ho Man Tin Hill | 1 Ho Man Tin Hill Road | Residential | Joint venture | 158,000 |
| 1 Po Shan Road | 1 Po Shan Road Mid-Levels | Residential | 60 | 72,000 |
| Kelletteria | 71 Mount Kellett Road, The Peak | Residential | 100 | 14,000 |
| Millennium City Phase 3 | 370 Kwun Tong Road | Office | 70 | 108,000 |
| Total | | | | 3,798,000 |

Approximately 90 per cent of the residential properties completed during the first half of the current financial year has been sold. Millennium City Phase 3 and the retail space at Park Island, Park Central and Aegean Coast are being retained as long-term investments.

## Land Bank

The Group currently owns a land bank of 47 million square feet in Hong Kong, consisting of 19.7 million square feet of completed investment properties and 27.3 million square feet of properties under development. In addition, the Group holds over 21 million square feet of agricultural land in terms of site area. Most of these sites are located along existing or planned railways in the New Territories and are being converted to residential use.

The Government suspended land sales in November 2002, and no land was acquired during the period under review. The Group is actively working on land conversion in order to sustain a high production volume of residential property over time. Land premium negotiations with the Government are now under way for several sites.

## Property Development

Residential property prices have reverted to the level of mid 1991, with the strongest affordability ever. The volume of transactions in the primary market improved after the Lunar New Year, particularly in the high-end segment, while a substantial majority of homebuyers are end-users.

Very attractive property prices, the lowest interest rates ever, easy mortgage financing and the fact that it is more economical to buy than rent were the key drivers behind home purchases. The Government's new housing measures introduced last November will have far-reaching and positive effects on the private housing market. Housing policy is now much clearer and more market driven. The Government has also withdrawn from the sales market as a developer, and as a result, future residential supply will come solely from the private sector. All these factors should encourage greater confidence among homebuyers over time. Because of easier access to the border, with the Lok Ma Chau checkpoint open 24 hours, and more two-way traffic, interest in property in the northern and northwest New Territories has shown some signs of increase.

The Group plans to maintain its high-volume production of residential property for sale, focusing on large-scale projects offering a diverse mix of flat sizes, with an emphasis on small to medium units. It also continues to raise the standard and quality of its developments in terms of design, layout, facilities, materials and finishes.

The Group has a proven sales record and a strong marketing team. It has also built a premier brand name over the years through various initiatives and marketing campaigns. These competitive advantages, together with value-added features and facilities, enable the Group to follow a premium pricing strategy. The Group also has the ability to sell almost all of its residential units upon completion, and thus carries a low inventory.

The Group is putting more effort into enhancing development returns. Vertical integration of its property development operations ensures premium quality, timely completion and better control over costs. Productivity and efficiency have also improved with economies of scale. Without compromising on quality, the Group has implemented a series of measures such as more cost-effective building design and improved construction management, achieving a significant reduction of construction costs over the past few years.

Property completions in the first half, and expected completions in the second half of the current financial year are analysed as follows:

| | Residential | Shopping Centre | Office | Total |
|---|---|---|---|---|
| | | *(million square feet)* | | |
| **First Half Year** | | | | |
| For Sale | 3.4 | – | – | 3.4 |
| For Investment | – | 0.3 | 0.1 | 0.4 |
| Subtotal | 3.4 | 0.3 | 0.1 | 3.8 |
| **Second Half Year** | | | | |
| For Sale | 1.3 | – | 0.1 | 1.4 |
| For Investment | – | 0.2 | 0.8 | 1.0 |
| Subtotal | 1.3 | 0.2 | 0.9 | 2.4 |
| **Full Year Total** | **4.7** | **0.5** | **1.0** | **6.2** |

## Property Investment

Gross rental income for the period under review, including the Group's share of joint venture projects, fell by about five per cent to HK$2,824 million. Despite the tough leasing market, the Group's rental portfolio remains about 92 per cent occupied. Retail rental income continued to show resilience, as the majority of the Group's shopping centres are well positioned in new towns where most tenants sell daily necessities to residents living nearby.

The retail sector has benefited from the remarkable increase in Mainland tourists. The Group has adopted various measures in its shopping centres to take advantage of increased spending by Mainland visitors, including changes to the tenant mix in selected malls, and these have resulted in higher rents, for example in Landmark North in Sheung Shui. We will continue to renovate our shopping centres regularly, introduce new overseas retailers and stage marketing campaigns, to enhance the shopping experience and increase pedestrian flows.

Activity in the office leasing market was low and rents continued to decline. Given the uncertainty about world events, global financial markets are likely to remain difficult in the near term. Despite this, corporate consolidation and restructuring will spur new leasing demand for high-grade office space. At the same time, the supply of new office space in core business districts is expected to fall in the coming years. With Hong Kong's role as an international hub of finance, commerce, trade and tourism, the demand for high-quality office space, in core business areas in particular, will remain promising over the long term.

Standing on the Central waterfront, International Finance Centre (IFC) contains prime office space, an integrated shopping centre, 1,800 car parking spaces, unparalleled six-star hotel amenities and full serviced suites. The project enjoys panoramic views of Victoria Harbour and Hong Kong Island. The office towers offer the latest interactive technology, comprehensive facilities and flexible layouts. The 1.1 million square-foot hotel complex, comprising a hotel tower of 400 rooms and a 600-room tower for long-staying guests, will

comprising a hotel tower of 400 rooms and a 600-room tower for long-staying guests, will carry the Four Seasons Hotel brand. The 88-storey office tower in Two IFC will be completed by June 2003, and the shopping centre will be ready for tenant occupation in the second half of this year. Pre-leasing of the retail space has been encouraging, with commitments for 40 per cent of the space already. Given the project's exceptional location and quality, we are confident in leasing prospects for the entire development, which will be completed by the end of 2004.

Kowloon Station Development Packages 3, 5, 6 & 7 are strategically situated above the Airport Railway Kowloon Station in a future commercial and culture hub of Hong Kong. The entire project, made up of residential, commercial and hotel space, will incorporate cutting-edge technology, comprehensive facilities and the finest design, making it a new waterfront landmark for the territory. The initial phases consist of two million square feet of residential development for sale.

With a prime location at the heart of the Kowloon East transport network, Millennium City has become a key commercial centre for the territory. Pre-marketing of the Phase 3 office space is progressing well. The next stage of Millennium City, Phase 5, is currently under construction and scheduled for completion by the end of 2004. Apart from office space, Phase 5 will include a landmark shopping centre of approximately 600,000 square feet.

To generate better returns from its rental portfolio, the Group will continue to focus on customer satisfaction by strengthening relationships with tenants and providing superior, customer-oriented service. Equally important, it will increase asset turnover by disposing of some non-core rental properties, thus maintaining an optimal mix in its quality rental portfolio. During the period under review, the Group generated a profit of HK$303 million from the disposal of its 25 per cent stake in two commercial complexes in the New Territories.

## Information Technology and Telecommunications

### *SmarTone*

Despite fierce competition in the local mobile communication industry, SmarTone made a strong recovery, with net profit of HK$238 million for the half year ended 31st December 2002, compared to a net loss for the corresponding period last year. SmarTone has also made significant enhancements to its operations, including its network, voice and data services and customer service. SmarTone's fresh corporate identity reinforces its customer-oriented focus and innovative services that meet market needs.

In January 2003, the Group acquired an additional 21 per cent of SmarTone, bringing its total interest to 51 per cent, as a result of a Mandatory General Offer at HK$8.50 per share triggered by the Group electing to receive SmarTone scrip dividends. With SmarTone refocusing on its core mobile business, its solid customer base and strong management team, we are confident about the company's future growth prospects, and the Group is committed to keeping its stake as a long-term strategic investment.

### *SUNeVision*

SUNeVision showed a profit for the half year ended 31st December 2002. The turnaround was mainly attributable to tight cost controls and steady growth in its core businesses of data infrastructure and enabling services. Gross margin improved again, for the fourth consecutive quarter. iAdvantage saw continuous growth in leasing commitments, and the company strives to provide value-added services to the tenants of its data centres.

SUNeVision remains financially strong, with about HK$1.1 billion in cash and interest-bearing securities on hand, after a loan repayment of HK$730 million to the Group in February 2003. With a seasoned management team and strong operational efficiency, SUNeVision will capitalize on its healthy financial position to exploit technology-based investment opportunities that complement its existing core operations while generating revenue and cash flows.

## Transportation and Infrastructure

### *Kowloon Motor Bus*

Kowloon Motor Bus (KMB) recorded satisfactory results for the first half of 2002, with increases in fare revenue and patronage that were mainly attributable to the introduction of new bus routes and more air-conditioned buses, as well as better operational efficiency.

KMB is dedicated to achieving total customer satisfaction by providing safe, reliable and customer-friendly bus services. Ongoing improvements in operational capability and technical reliability, as well as innovative IT support, allow KMB to enhance service excellence and satisfy passengers. The redevelopment of KMB's old bus depot at Lai Chi Kok into a new residential complex is scheduled for completion in 2005. KMB will also explore further investment opportunities in public transport and media sales in Hong Kong and on the Mainland. RoadShow, a listed subsidiary of KMB, continues to focus on outdoor media sales and enhancing the contents of its on-board infotainment.

## Other Infrastructure Business

The Wilson Group's performance was satisfactory, led by the car park and tollway management businesses, as well as improved cost efficiency. The Route 3 (Country Park Section) continued to achieve a steady level of traffic volume during the period under review.

Both the River Trade Terminal and Airport Freight Forwarding Centre are operating smoothly. The development of two berths at Container Terminal 9 is in progress, with completion targeted in the second half of 2004.

All the Group's infrastructure projects are in Hong Kong and will generate healthy returns over the long term.

## Hotels

The Group's three hotels did well during the period under review as a result of a significant rise in the number of visitors to the territory, particularly from the Mainland. These encouraging results came about as a result of more stringent cost controls and high occupancy. The Royal Garden had an average occupancy of 87 per cent, The Royal Park 91 per cent and The Royal Plaza 90 per cent during the period.

The increase in Mainland tourists resulting from various Government initiatives will likely continue to fuel growth in Hong Kong's tourism industry, and the recent weakening of the US dollar should also attract more visitors to Hong Kong from countries without ties to the greenback. Tourism is one of the territory's economic pillars, and we believe the sector should continue to do well over the medium to long term as a result of positive tourism policies and more enticing tourist attractions in the future. The Group is developing two six-star hotels right above the Hong Kong and Kowloon stations on the Airport Railway.

## Mainland Business

The Mainland's economic dynamism as a result of increased market liberalization with WTO membership and remarkable economic growth is accelerating the inflow of foreign corporations. This offers considerable investment opportunities to the Group.

To take advantage of this rapid growth and the continued influx of multinationals and financial institutions, the Group acquired a prime 690,000 square-foot site in Shanghai's Lujiazui finance and trade zone for a planned landmark development. The project, comprising grade-A offices, serviced apartments, a shopping centre and hotels, will have a total gross floor area of 4.5 million square feet to be developed in three phases. Construction will start in 2004. Phase 1 is scheduled for completion in 2007 and the entire project is expected to be complete by 2011. The total project cost is estimated at HK$8 billion.

The Group intends to keep expanding its property business in the Mainland selectively over the long term, focusing on rapidly-growing Beijing, Shanghai, Guangzhou and the Pearl River Delta. The Group's Mainland rental property portfolio, including Sun Dong An Plaza in Beijing and Shanghai Central Plaza, performed satisfactorily. The Group will put the first phase of its residential development, The Woodland in Zhongshan, on sale in mid 2003.

## Corporate Finance

The Group will not deviate from its conservative financial policy of maintaining high liquidity and low financial leverage. The Group's net debt to shareholders' funds ratio improved further over the past six months to 12.9 per cent as at 31st December 2002, as a result of continuous property sales revenue and steady recurrent income that more than offset capital expenditure. The Group's financial position was further strengthened by the consolidation of SmarTone's cash and deposits in January 2003.

The Group has substantial committed undrawn facilities available on standby for future business expansion, and all its credit facilities are unsecured. Almost all the Group's

financing is denominated in Hong Kong dollars, so there is minimal foreign exchange risk. The Group has not taken any speculative positions in derivatives, and it has no off-balance-sheet or contingent liabilities, other than borrowings of joint-venture companies. The Group will continue to lengthen its debt maturity profile and diversify sources of funding. It will also take advantage of the current low interest rate environment and abundant liquidity to secure long-term financing at competitive terms, as and when appropriate.

## Corporate Governance

The Group is committed to high standards of corporate governance in all aspects of its business, to ensure that shareholders derive maximum benefit from their investments. In a survey conducted by Asiamoney magazine in 2002, the investment community rated the Group as the best property developer in the Asia-Pacific region for corporate governance.

With the full support of its board of directors and senior management, the Group strives to maintain a high level of transparency and establish accountability mechanisms, and to make improvements wherever possible. It also views well-developed reporting systems and internal controls as essential to ensure the accuracy and reliability of the financial information that it uses internally and releases to the public. To enhance corporate governance, the Group discloses information promptly and practices transparent reporting to build investor confidence and facilitate their understanding of the Group's position.

## Customer Service, Human Resources and Environmental Protection

Excellent customer service is one of the foundations of the Group's success. It is always striving to raise standards even higher in all aspects of its operations, for instance by offering homebuyers a full package of new property handover services and premium property management. The Group's member property management subsidiaries, Hong Yip and Kai Shing, offer residents and commercial tenants the finest customer service, for which they have won many awards.

The Group always places a strong emphasis on staff training and development. A wide variety of training programmes are available to different levels of staff, to sustain long-term competitiveness and promote life-long learning. The Group will continue to work at raising staff quality, including their proficiency in English and Putonghua, and it is taking the lead in adopting internationally-recognized language standards in relation to recruitment and future promotions.

Believing that it is important to conserve natural resources, the Group has undertaken various environmental initiatives. The Environmentally-Friendly Joint Action Campaign was designed to raise environmental awareness and to urge everyone in the community, in particular residents of the Group's developments, to work together to protect the environment.

Membership in the SHKP Club is growing and now exceeds 170,000. The Club offers its members a variety of property-related services, and members provide the Group with valuable insights into the property market and a loyal customer base.

## PROSPECTS

Notwithstanding the challenging global economic environment, military tension in the Middle East and higher oil prices, Hong Kong's economy should continue to improve, supported by a robust economy on the Mainland, impressive growth in exports and tourist arrivals, a weaker Hong Kong dollar by virtue of its peg to the US dollar, and growing two-way traffic across the border.

With more competitive rents and wages, Hong Kong is now well positioned to meet the challenges and capitalize on new business opportunities that may arise. Quickening economic integration with the Pearl River Delta and accelerated opening up of the markets and economic reform on the Mainland, reinforced by China's commitments as a WTO member, will provide enormous momentum for Hong Kong's growth over the medium to long term.

Extremely low interest rates, the strongest level of affordability, the fact that it is more attractive to buy than to rent and re-channeled demand from potential HOS buyers all contribute to greater demand for private residential units. Continued population growth, a favourable population policy including a new category of investment immigrants, government-subsidized loans and a better economy will further fuel demand over time. With gradual improvements in the local economy and a comprehensive housing policy that is more pro-market and supportive, as well as strong market fundamentals, we believe that take-up in the primary residential market should stay high in the coming quarters.

New private residential supply in the presale market will fall gradually. And with the abolition of the HOS programme, overall residential supply in the sales market will fall. As such, a better balance between supply and demand is expected in the medium to long term.

The Group will continue to focus on the development of residential property for sale, and it aims to maintain a high production volume in coming years. The upcoming completion of new rental properties will strengthen the Group's recurrent income base. In the course of optimizing its rental portfolio mix and achieving better returns, the Group will consider disposing of some non-core rental properties. We will also continue our selective and gradual approach to new property investments on the Mainland.

The Group focuses on maximizing shareholders' value and returns. With our strong brand name, built by offering superior product quality and tailor-made customer service, the Group has the ability to follow a premium pricing strategy. It will further improve productivity and cost efficiency through technology and streamlined operational procedures.

To sustain long-term competitiveness, we will continue to upgrade the quality of the Group's work force and reinforce its already strong management team by recruiting new talent and providing extensive training. Our consistent corporate strategy and strong management team is widely recognized by the investment community. The Group will continue to leverage on its strengths: a premier brand name, seasoned management team and high-calibre staff, to create more value with projects that best suit customers' needs, thus enhancing shareholders' returns.

The Group will carry on launching new residential projects for pre-sale. Major developments to go on the market in next nine months include 18 Farm Road in Ho Man Tin, YOHO Town in Yuen Long, Sham Wan Towers in Ap Lei Chau, a project on Yunnan Lane in Kowloon and

the development at Tuen Mun Town Lot 399. Pre-sale proceeds from these developments and solid rental income will strengthen the Group's financial position further.

Over 80 per cent of the residential property to be completed in the current financial year has been pre-sold, and barring unforeseen circumstances, the Group's results for the year should be satisfactory.

Finally, I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to all the staff for their dedication and hard work.

**Kwok Ping-sheung, Walter**
*Chairman & Chief Executive*

12th March 2003

## Consolidated Profit and Loss Account
## For the six months ended 31st December 2002

(Expressed in millions of Hong Kong dollars)

| | Note | (Unaudited) Six months ended 31st December 2002 | 2001 |
|---|---|---|---|
| **Turnover** | 2(a) | **13,574** | 9,522 |
| Cost of sales | | **(9,170)** | (5,780) |
| Gross profit | | **4,404** | 3,742 |
| Other revenue | | **53** | 196 |
| Selling and marketing expenses | | **(337)** | (202) |
| Administrative expenses | | **(498)** | (534) |
| **Profit from operations** | 2(a) | **3,622** | 3,202 |
| Finance cost | | **(189)** | (379) |
| Finance income | | **64** | 62 |
| Net finance cost | 3 | **(125)** | (317) |
| Profit on disposal of investments | 4 | **321** | 23 |
| Provision for impairment of investments | | - | (356) |
| Restructuring costs | | - | (117) |
| Share of profits less losses of associates | | **380** | 660 |
| Share of profits less losses of jointly controlled entities | | **92** | 425 |
| | 2(b) | **472** | 1,085 |
| **Profit before taxation** | 5 | **4,290** | 3,520 |
| Taxation | 6 | **(556)** | (444) |
| **Profit after taxation** | | **3,734** | 3,076 |
| Minority interests | | **6** | 101 |
| **Profit attributable to shareholders** | | **3,740** | 3,177 |
| **Proposed interim dividend** | | **1,441** | 1,321 |

(Expressed in Hong Kong dollars)

| | Note | 2002 | 2001 |
|---|---|---|---|
| **Earnings per share** | 7 | **$1.56** | $1.32 |
| **Dividend per share** | | **$0.60** | $0.55 |

## Notes to Consolidated Profit and Loss Account
(Expressed in millions of Hong Kong dollars)

### 1. Basis of Preparation

The condensed interim financial statements have been prepared in accordance with the Statement of Standard Accounting Practice (SSAP) 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the disclosure requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The accounting policies adopted are consistent with those set out in the annual financial statements for the year ended 30th June 2002, except for certain presentational changes made upon the Group's adoption of the new SSAP 1 (Revised) "Presentation of Financial Statements" and SSAP 15 (Revised) "Cash Flow Statements" which became effective on 1st January 2002.

The condensed interim financial statements are unaudited, but have been reviewed by the Audit Committee.

### 2. Segment Results

(a) The Company and its subsidiaries

The Group's turnover and contribution to profit from operations before finance cost by business segments are analyzed as follows:

| | Turnover Six months ended 31st December | | Profit from Operations before Finance Cost Six months ended 31st December | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| Property | | | | |
| Property sales | **8,889** | 4,924 | **1,477** | 878 |
| Rental income | **2,601** | 2,736 | **1,959** | 2,090 |
| | **11,490** | 7,660 | **3,436** | 2,968 |
| Hotel operation | **302** | 283 | **111** | 94 |
| Other business activities | **1,782** | 1,579 | **270** | 192 |
| | **13,574** | 9,522 | **3,817** | 3,254 |
| Other revenue | | | **53** | 196 |
| Unallocated administrative expenses | | | **(248)** | (248) |
| Profit from operations | | | **3,622** | 3,202 |

Other business activities comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, logistics business, construction, financial services, internet infrastructure and enabling services.

Less than 10 per cent of the operations of the Group in terms of turnover and operating results were carried on outside Hong Kong.

## 2. Segment Results (cont'd)

(b) Associates and jointly controlled entities

The Group's share of profits less losses of associates and jointly controlled entities by business segments are analyzed as follows:

| | Share of Profits Less Losses before Taxation Six months ended 31st December | |
|---|---|---|
| | **2002** | 2001 |
| Property | | |
| Property sales | **8** | 632 |
| Rental income | **146** | 169 |
| | **154** | 801 |
| Other business activities | **454** | 459 |
| Profit from operations | **608** | 1,260 |
| Finance cost | **(136)** | (175) |
| | **472** | 1,085 |

(c) Combined results of the Group and its share of results of associates and jointly controlled entities by business segments

| | Attributable Profit Six months ended 31st December | |
|---|---|---|
| | **2002** | 2001 |
| Property | | |
| Property sales | **1,485** | 1,510 |
| Rental income | **2,105** | 2,259 |
| | **3,590** | 3,769 |
| Hotel operation | **111** | 94 |
| Other business activities | **724** | 651 |
| | **4,425** | 4,514 |
| Other revenue | **53** | 196 |
| Unallocated administrative expenses | **(248)** | (248) |
| Profit from operations | **4,230** | 4,462 |

## 3. Net Finance Cost

| | Six months ended 31st December | |
|---|---|---|
| | **2002** | 2001 |
| Interest expenses on | | |
| Bank loans and overdrafts | **221** | 414 |
| Other loans wholly repayable within 5 years | **62** | 155 |
| Other loans wholly repayable after 5 years | **29** | 33 |
| | **312** | 602 |
| Less : Amount capitalized | **(123)** | (223) |
| | **189** | 379 |
| Interest income on bank deposits | **(64)** | (62) |
| | **125** | 317 |

## 4. Profit On Disposal Of Investments

| | Six months ended 31st December | |
|---|---|---|
| | **2002** | 2001 |
| Profit on disposal of interests in jointly controlled entities | **303** | - |
| Profit on disposal of long term investments | **18** | 23 |
| | **321** | 23 |

## 5. Profit Before Taxation

Profit before taxation is arrived at after charging depreciation of fixed assets in the amount of HK$117 million (2001: HK$130 million).

## 6. Taxation

| | Six months ended 31st December | |
|---|---|---|
| | **2002** | 2001 |
| Hong Kong | | |
| Group | **512** | 321 |
| Associates | **28** | 53 |
| Jointly controlled entities | **16** | 70 |
| | **556** | 444 |

Hong Kong profits tax is provided at the rate of 17.5 per cent (2001: 16 per cent) based on the estimated assessable profits for the period.

7. **Earnings Per Share**

The calculation of earnings per share is based on HK$3,740 million (2001: HK$3,177 million) being profit attributable to shareholders and on 2,401 million shares (2001: 2,401 million shares) in issue during the period.

No diluted earnings per share is presented for the six months ended 31st December 2002 and 2001 as the exercises of all the share options outstanding during the periods have no dilutive effect on the earnings per share.

## FINANCIAL REVIEW

### Review of Results

The Group's profit attributable to shareholders for the six months ended 31st December 2002 was HK$3,740 million, an increase of HK$563 million or 18% compared to HK$3,177 million achieved for the corresponding period in 2001.

The Group's turnover totalled HK$13,574 million, an increase of HK$4,052 million over the same period last year mainly due to more property sales at the Group level than through joint venture companies as in the case of the previous year.

Profit generated from property sales, including share of results from jointly controlled entities and associates, amounted to HK$1,485 million (2001 : HK$1,510 million). Profit contributions mainly came from Park Central Phase I, Villa by the Park and 1 Po Shan Road.

Net rental income, including share of rental income from jointly controlled entities and associates, amounted to HK$2,105 million, declined by 6.8% compared to HK$2,259 million for the previous corresponding period, reflecting the pressure of negative rental reversions on lease renewals, primarily from office properties, during the period.

With the completion of the room renovation program in Royal Garden Hotel, profit contribution from the Group's hotel portfolio showed a remarkable increase by 18% to HK$111 million (2001 : HK$94 million). The improved results were also attributable to higher occupancy rates throughout the period and greater profit margin achieved through effective measures taken to improve operating efficiency.

All other business activities reported satisfactory results, contributing a total profit of HK$270 million (2001 : HK$192 million). The increase mainly arose from improved operating results on SUNeVision and steady profit growth on property management and insurance business.

Other revenue, which comprised mainly income from investment in securities and interest income from advances to joint venture companies, amounted to HK$53 million (2001 : HK$196 million).

Net finance cost for the period reduced substantially to HK$125 million (2001 : HK$317 million), due to reduced average borrowing levels and lower interest rates.

During the period, the Group disposed of its 25% equity interests in two commercial complexes in the New Territories generating a capital profit of HK$303 million.

Share of profits before taxation from associates and jointly controlled entities totalled HK$472 million (2001 : HK$1,085 million). The decrease was due to less property development activities compared to the previous year. Of this, KMB contributed a pre-tax profit of HK$291 million (2001 : HK$315 million) and SmarTone recorded an attributable pre-tax profit of HK$71 million against an attributable loss of HK$12 million for the previous corresponding period.

**Financial Resources and Liquidity**

Shareholders' funds as at 31st December 2002 totalled HK$128,180 million (30th June 2002 : HK$128,598 million). The Group's net borrowings as at 31st December 2002, made up of HK$23,284 million in borrowings and HK$6,801 million in bank deposits and balances, amounted to HK$16,483 million (30th June 2002: HK$20,057 million).

The Group's borrowings are all unsecured and mainly arranged on a medium to long term committed basis with a maturity profile set out as follows :

| | **31st December 2002** | 30th June 2002 |
|---|---|---|
| | **HK$M** | HK$M |
| Repayable: | | |
| Within 1 year | **4,952** | 3,828 |
| After 1 year but within 2 years | **4,454** | 6,277 |
| After 2 years but within 5 years | **7,094** | 8,335 |
| After 5 years | **6,784** | 9,889 |
| | **23,284** | 28,329 |
| Cash and bank deposits | **6,801** | 8,272 |
| Net debt | **16,483** | 20,057 |

The Group's financial position remains strong with a low debt leverage and high interest cover. Gearing ratio at 31st December 2002, calculated on the basis of net borrowings to shareholders' funds, reduced to 12.9% from 15.6% at 30th June 2002. Profit from operations covered 14.6 times the net interest expenses before capitalization compared to 5.9 times for the same period in 2001.

With the continuous cash inflow from property sales and rental income, substantial committed banking facilities and cash in hand, the Group is in a strong liquidity position to meet its commitments and ongoing working capital requirements.

All the Group's funding activities are centrally managed and controlled at the corporate level. As at 31st December 2002, 97.5% of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining 2.5% through operating subsidiaries.

With approximately 94% of the borrowings denominated in Hong Kong dollars and the balance in US dollars and Reminbi, the Group has no significant exposure to foreign exchange rate fluctuations. The Group's borrowings are principally arranged on a floating rate basis. For fixed rate notes issued under the Euro Medium Term Note Programme, interest rate swaps have been utilized to convert them into floating rate debts. The use of financial derivative instruments is strictly controlled and solely for management of the Group's interest rate and foreign exchange rate exposures in connection with its borrowings. As at 31st December 2002, the Group has entered into various interest rate swaps transactions with reputable financial institutions in the aggregate amount of HK$3,305 million (30th June 2002 : HK$3,050 million) for swapping fixed interest rate borrowings into floating rate borrowings. The Group also entered into currency swaps in the total sum of HK$235 million (30th June 2002 : HK$235 million) for swapping US dollar denominated borrowings to effectively become HK dollar currency loans.

**Contingent Liabilities**

The Group has provided guarantees to banks and financial institutions in respect of facilities drawn by jointly controlled entities totalling approximately HK$3,802 million (30th June 2002 : HK$3,789 million).

**Employees**

As of 31st December 2002, the Group had about 19,000 employees. The Group provides competitive remuneration packages to employees commensurable to market level in the business in which the Group operates and their qualifications. Incentive schemes composed of discretionary bonus and other merit payments to reward employees based on performance are also offered. The Group also provides retirement schemes, medical benefits and both in-house and external training programs for all staff.

**Interim Dividend**

The Directors declared an interim dividend of HK$0.60 per share (2001: HK$0.55 per share) payable in cash on 8th April 2003 to shareholders on the Register of Members as at 7th April 2003.

The Register of Members will be closed from Friday, 28th March 2003 to Monday, 7th April 2003, both days inclusive. In order to qualify for the interim dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Thursday, 27th March 2003.

**Interim Report**

The interim report containing all the information required by the Listing Rules of The Stock Exchange of Hong Kong Limited will be published on the Exchange's website and printed copies will be sent to shareholders before the end of March 2003.

By Order of the Board
**Lai Ho-kai, Ernest**
Company Secretary

12th March, 2003